June 22, 2006

John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Mail Stop 4561

Re:	Sky Financial Group, Inc.

Form 10-K for the period ended December 31, 2005

Filed February 23, 2006

File No. 001-14473

Dear Mr. Nolan,

Please consider this material responsive to your request for information relating to our conclusion as to the materiality of misstatements relating to our hedge accounting.

We have attached our SAB 99 qualitative and quantitative analysis, and management has concluded that the misstatements are not material either on an individual or aggregate basis to Sky Financial’s consolidated financial statements. Accordingly, we do not believe that a revision of previously issued financial statements is required.

* * * * * * *

Please consider this as Sky Financial’s acknowledgement that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (419) 254-6068 should you have any questions.

Sincerely,

/s/ Kevin T. Thompson
Kevin T. Thompson
Executive Vice President / Chief Financial Officer

2

SAB 99 Analysis for Hedges of Junior Subordinated Debentures Owed to Unconsolidated Trusts,

FHLB Convertible advances and selected cash flow hedges

June 19, 2006

Overview

As the result of a recent comment letter from the Securities and Exchange Commission (SEC), the following three errors were identified:

1.	At March 31, 2006, Sky Financial had four interest rate swaps with a notional value totaling $108.6 million that were designated as fair value hedges. These interest rate swaps effectively converted the fixed rate of interest on the junior subordinated debentures owed to unconsolidated trusts to variable rates based on LIBOR plus a spread. These hedges were designated at inception as fair value hedges and the shortcut method was identified as the method of assessing hedge effectiveness. The shortcut method of accounting was applied due to the care taken to exactly match the terms of the debt agreements with the terms of the interest rate swaps and since the interest rate swaps had no value at inception. Sky Financial’s intent with this hedging program was to hedge the risk of changes of interest rates on the underlying debt. Sky Financial’s accounting treatment for the swaps was to designate the swaps as fair value hedges in order to match the accounting impact with the economic impact.

Sky Financial applied its interpretation of paragraph 68 of Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (as amended) (FAS 133) and determined that the shortcut method of assessing hedge effectiveness could be used to achieve hedge accounting. The junior subordinated debentures have one term which is not specifically addressed in paragraph 68. This term allows the debtor (Sky Financial) to, at its option, defer payment of interest for up to five quarters. Sky Financial interpreted paragraph 68 to require the criteria in paragraph 68 to be met, and such that, if there are other terms not specifically addressed by paragraph 68 the assumption of no ineffectiveness would still be valid if the terms were mirrored between the junior subordinated debentures and the interest rate swap. Accordingly, Sky Financial structured the interest rate swaps to mirror the terms of the junior subordinated debentures, including the interest deferral option.

The staff of the Securities and Exchange Commission (SEC or Staff) has informed Sky Financial that the above interpretation of paragraph 68 is incorrect. The Staff indicated that only the criteria specifically mentioned in paragraph 68 can be applied to utilize the shortcut method of assessing hedge effectiveness. Any additional terms would disqualify the shortcut method as a means to assess effectiveness, even if the terms are mirrored between the interest rate swap and hedged item.

2.

Sky Financial also had 9 interest rate swaps with a notional value totaling $ 190 million that were designated as fair value hedges. These interest rate swaps effectively converted the fixed rate of interest on the FHLB convertible advances to variable rates. The terms of the FHLB

Advances called for the option of the FHLB to convert the fixed rate paid to a variable rate based on a set schedule. Sky Financial mirrored this option in the swap agreements. These hedges were designated at inception as fair value hedges and the shortcut method was identified as the method of assessing hedge effectiveness. Sky Financial evaluated the hedging relationship and determined that the shortcut method could be applied and the assumption of no ineffectiveness was valid based upon: (a) the criteria in paragraph 68 of FAS 133 were met, and (b) that the conversion option in the FHLB advances was mirrored in the interest rate swap.

Similar to the issue identified in 1 above, the Staff informed Sky Financial that the above interpretation of paragraph 68 is incorrect. The conversion option is not specifically listed in paragraph 68, and the presence of that term prohibits the application of the shortcut method for hedge assessment, even if the terms are mirrored between the interest rate swap and hedged item.

3.	Sky Financial acquired two interest rate swaps from an acquisition that were accounted for as cash flow hedges. These swaps had a notional value of $40 million. These interest rate swaps were designated as cash flow hedges against borrowings from the FHLB. In reexamining the accounting treatment of these hedges, Management has determined that Sky Financial’s accounting for the acquired interest rate swaps was contrary to guidance in DIG Issue 15.

The purpose of this memo is to document Sky Financial’s evaluation and conclusions regarding the materiality of the above three misstatements.

Guidance for Evaluating Materiality

•	Staff Accounting Bulletin No. 99, Materiality (SAB 99)

•	Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information. Paragraph 132 states, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

•	Accounting Principles Board Opinion 28, Interim Financial Reporting. Paragraph 29 states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Key Financial Measures and Periods Evaluated

The impact of the misstatements on a number of Sky Financial’s key financial measures were considered. Sky believes that the key performance measures used by shareholders and analysts are: Income from continuing operations, earnings per share from income from continuing operations, net interest margin, credit quality, growth in fee based income, changes in operating expenses and loan and deposit growth.

Sky Financial considers income from continuing operations, and the related earnings per diluted share, more relevant than net income in the analysis of materiality. Sky Financial reported a significant disposition of a business unit in 2004, which has resulted in income from discontinued operations reported for 2005, 2004 and 2003. We believe that income from continuing operations is more relevant as the impact of the sale of a business unit and the corresponding gain do not reflect the current long term strategy or operations of Sky Financial. Also, the analysis is more conservative as net income is higher in each period. Furthermore, we view earnings per share from income from continuing operations as an even more relevant key financial measure as this reflects the impact of Sky Financial’s recent acquisitions, all of which included the issuance of stock as a significant, if not sole, component of the purchase price.,

In our analysis of materiality and trends, we compared the after-tax impact of the misstatements to income from continuing operations after income taxes. Sky Financial’s effective tax rate has not significantly changed for the periods evaluated, thus the impact of income taxes would not result in different conclusions.

The following describes the manner and the periods for which the misstatements were evaluated:

1.	For each of the three years ended December 31, 2005 and the quarter ended March 31, 2006, the impact of the misstatements on various key financial performance measures of Sky Financial was evaluated.

2.	For the each of the three years ended December 31, 2005, the misstatements were evaluated by comparing income from continuing operations (and related diluted EPS amount) as reported to the amounts had hedge accounting not been applied.

3.	For the quarter ended March 31, 2006 and each of the quarters in 2005 and 2004, the misstatements were evaluated by comparing income from continuing operations (and related diluted EPS amount) as reported to the amounts had hedge accounting not been applied.

4.	The impact of correcting the errors in the quarter ending June 30, 2006 (i.e. the out-of-period impact of correcting the errors in this quarter).

Quantitative Review of Materiality

Sky Financial has evaluated the quantitative materiality of the misstatements as presented in Appendix A and as discussed below.

Guidance used in Quantitative Analysis

SAB 99 discusses the use of a percentage as a numerical threshold when determining materiality. It states, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a ‘rule of thumb’ as an initial step in assessing materiality.”

APB Opinion 28, paragraph 29 provides guidance on evaluating the materiality of errors in interim periods, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Analysis of Misstatements Individually and in the Aggregate

As indicated in Appendix A, the impact of the misstatements are immaterial when considered on an individual basis. Specifically, no one misstatement is being netted by the other misstatements where the individual impact would exceed the aggregate impact. Accordingly, the analysis below focuses on the impact of the errors in the aggregate.

Quantitative Analysis - Key Performance Ratios

The impact of the misstatements as a percentage of the originally reported key financial measures for the respective periods is presented below:

		Year Ended December 31,
	1st Qtr 2006	2005	2004	2003
Income from Continuing Operations	-6.3%	-3.5%	0.6%	-1.6%
Diluted EPS - Income from Continuing Operations	-6.3%	-3.5%	0.6%	-1.6%
Net Interest Margin	-0.10%	-0.82%	-1.54%	-1.31%
Credit Quality	No Impact	No Impact	No Impact	No Impact
Growth in fee based income	No Impact	No Impact	No Impact	No Impact
Changes in operating expenses	No Impact	No Impact	No Impact	No Impact
Loan and Deposit Growth	No Impact	No Impact	No Impact	No Impact

We believe the impact of the misstatements on net interest margin is quantitatively immaterial. Accordingly, we focused our materiality analysis on income from continuing operations and the related diluted EPS, which is further discussed below. Sky Financial also considered the impact of the misstatements on the balance sheet and believe it to be immaterial. The nature of the misstatement is non-cash and will not impact the cash flow statement.

Quantitative Analysis – Income from Continuing Operations and Related Diluted EPS

The impact of the misstatements on income from continuing operations and diluted EPS for income from continuing operations is presented in Appendix A. Our considerations of the amounts, and any identified trends, included in Appendix A are summarized below:

•	Annual Periods:

•	Do the misstatements exceed 5% of annual income from continuing operations (or the related diluted EPS amounts)? No. We believe the impact of the misstatements in 2004 (.6% of reported amounts) and 2003 (-1.6% of reported amounts) are quantitatively immaterial. While the impact of the misstatements in 2005 is larger (-3.5% of reported amounts), this amount is still below the threshold identified above and we believe this amount would not be quantitatively material.

•	Do the misstatements impact a trend in income from continuing operations (or the related diluted EPS amounts)? No. We do not believe that the impact of the misstatements changes trends in the reported results. The diluted EPS for 2004 improved from 2003 for both the reported and corrected amounts. Also, the diluted EPS for 2005 decreased from 2004 for both the reported and corrected amounts.

•	Interim Periods (first quarter 2006 and all quarters in 2005 and 2004):

•	Do the misstatements exceed 5% of annual income from continuing operations (or the related diluted EPS amounts)? No. The impact of the misstatements did not exceed the threshold defined above based on annual income. However, we also considered the fluctuations listed below based upon the impact of the misstatements as a percentage of the quarterly reported amounts:

•	First Quarter 2005: While the impact of the misstatements was 13% of the reported amounts, this quarter included a $16.1 million (net of tax) unusual increase in loan charge-offs. Excluding this unusual item, the impact of the misstatements would have been 8.5% of the quarterly amounts, which we do not believe to be quantitatively material.

•	Second and Third Quarters 2004: The impact of the misstatements as a percentage of the reported amounts in the second and third quarters of 2004 was -11.1% and 11.0%, respectively. We believe that the fluctuation in fair values resulted from an unusual change in interest rates at the end of the second quarter of 2004, which is evidenced by the recovery of the second quarter decline in the next quarter. We do not believe that these fluctuations are quantitatively material.

•	Do the misstatements impact a trend in income from continuing operations (or the related diluted EPS amounts? No. We do not believe the impact of the misstatements materially impacts the quarterly earnings trends. First, the impact of the misstatements did not change trends by more than our defined annual threshold (approximately 5% of annual diluted EPS). Second, the changes in trends between the quarters were substantially offset by changes in other quarters in the same years, which is evidenced by the fact that the annual trends did not change. Finally, in considering a long-term hedging program combined with FAS 133 mark-to-market accounting for an asset/liability that is subject to significant fluctuations, we believe it is questionable that a change from increasing earnings to decreasing (or vice versa) in an individual quarter represents a “trend”. We believe that fluctuations in valuations from quarter to quarter under mark-to-market accounting would be expected, thus fluctuations in annual periods would be more relevant in evaluating the impact on earnings “trends”. Nonetheless, specific quarters we considered are as follows:

•	Second Quarter 2004: The impact of the misstatements would have changed a reported increase from the first quarter in diluted EPS of $.01 to a decrease of $.07. However, the impact of this trend would have reversed in the third quarter of 2004, no change in reported diluted EPS compared to an increase of $.05 in the corrected amounts. Considering both the amount and the reversal of this item in the third quarter, we do not believe the impact is quantitatively material.

•	Fourth Quarter 2004: The impact of the misstatements would have changed a reported increase from the third quarter in diluted EPS of $.03 to a decrease of $.02. We do not believe that this fluctuation is quantitatively material.

•	Third Quarter 2005: The impact of the misstatements would have changed a reported increase from the second quarter in diluted EPS of $.01 to a decrease of $.06. This change was driven by a unusually steep increase in the value of the derivatives in the second quarter. We considered the impact of the misstatements in the previous and following quarters (impact on diluted EPS of -$.04 in first quarter, .04 in second quarter, and -$.04 in third quarter). Considering both the amount and the reversal of this item, we do not believe the impact is quantitatively material.

•	Second Quarter 2006:

•

Does the amount to correct the misstatements in the second quarter of 2006 exceed 5% of estimated annual income from continuing operations for 2006 (or the related diluted EPS amounts)? No. The impact of correcting the misstatements in the second quarter 2006 is approximately $5.3 million (or $.05 per diluted share), which is approximately 10.1% of estimated income from continuing operations for the quarter. However, this adjustment is expected to be approximately 2.5% of estimated annual income from continuing operations for

2006, which is below the threshold defined above. Accordingly, we do not believe the impact of this adjustment is quantitatively material.

•	Although we have concluded that the impact of recording the misstatements in the second quarter 2006 is not material, we plan to fully disclose the adjustment in our second quarter 10-Q. We plan to record the entry to a separate line item in our income statement, “Derivative Gains (Losses) on Interest Rate Swaps”, included in non-interest income. We also plan to disclose the item in the notes to the financial statements, see Appendix B for an example of the planned footnote disclosure.

Qualitative Review of Materiality

As part of the analysis of materiality for these misstatements in accordance with SAB 99, Sky Financial assessed the qualitative aspects of the materiality of the misstatements, which is summarized as follows:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The fair value of the derivatives were estimated using third party valuations. However, there is some degree of imprecision in the estimated fair values of such financial instruments.

•	Whether the misstatement masks a change in earnings or other trends. . Management does not believe that the misstatements masked a change in earnings trends for the following reasons:

•	The interest rate swaps were designed to hedge the changes in interest rates of the underlying debt instruments and have performed effectively as economic hedges. Applying fair value accounting (versus hedge accounting) to the swaps would have been expected to result in greater earnings volatility from period to period, in particular on a linked-quarter basis. Also, line item presentation of the derivative gains (losses) on swaps within the income statement, included as a component of non-interest income, would have provided clear visibility of the financial impact and facilitated the evaluation of its inclusion in the reported results. Management believes these non-cash changes in earnings based on market volatility would not have been reflective of the core performance trends of Sky Financial and that analysts’ evaluations would have focused on financial results excluding the derivative gains (losses) on swaps, consistent with the originally reported earnings and trends.

•	Management believes that the other core performance trends that are used by analysts and investors to evaluate Sky Financial include net interest margin, credit quality, growth in fee based income, changes in operating expenses, and loan and deposit growth. The misstatements have a minimal impact on net interest margin and no impact on the other measures.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Management does not believe that the misstatements hide a failure by Sky Financial to meet analysts consensus estimates. At their inception, the swaps were intended to qualify for short-cut treatment, and Sky Financials earnings guidance was premised upon this intended accounting treatment. Furthermore, consistent with standard practice in the banking industry, analysts’ estimates for Sky Financial have been primarily based on core operating earnings, excluding discontinued operations, merger-related charges and significant transactions not reflective of current operations. If the interest rate swaps in question would have been marked to market through the income statement, management believes analysts would have either excluded the potential impact from their estimates or factored the expected changes into their analysis of Sky Financial’s earnings for those periods.

•	Whether the misstatement changes a loss into income or vice versa. The misstatements were not large enough for any period presented to change Sky Financial’s net income to a net loss.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The impact of the misstatements on Sky Financial’s operating segments is summarized in Appendix C. We believe the Community Banking Segment and Financial Service Affiliate segments are viewed as having a significant role in Sky Financial’s operations or profitability. The misstatements would have impacted the Community Banking segment’s income from continuing operations as follows (amounts in thousands):

	Impact of Misstatements		Reported Income from Continuing Operations
First Quarter 2006	-$	1,172	$47,535
2005	-$	3,879	$178,099
2004		$1,084	$164,266
2003		$137	$154,290

We believe that the impact of the misstatements on the Community Banking segment is not material. Furthermore, there was no impact on the Financial Service Affiliates segment. Finally, the Parent and Other segment is comprised of the parent company and several smaller units. This segment includes the net funding cost of the parent and intercompany eliminations. Accordingly, we do not believe that this segment represents significant operations or profitability of Sky Financial.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. These misstatements did not affect Sky Financial’s compliance with regulatory requirements as Sky Financial exceeds the capital requirements as set forth by its primary federal and state regulatory agencies.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. These misstatements did not affect Sky Financial’s compliance with any of its loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. Management’s annual incentive compensation plan is based on key performance measures in four categories: profitability; client service quality; balance sheet quality/risk management; and growth. Profitability, which is the only measure the misstatements could have potentially impacted, may comprise as much as 55 percent of an executive’s target award and is based on a non-GAAP earnings measure. The profitability measure is established by the Compensation Committee based upon the budgeted net income and excludes discontinued operations, merger-related expenses and significant transactions not reflective of current operations as determined at the discretion of the Compensation Committee of the Board of Directors. For the periods impacted by the misstatements, this measure was established with the expectation that the use of the short-cut accounting treatment was appropriate. Mark-to-market adjustments are not specifically addressed by the plan and this issue has not been previously addressed by the Compensation Committee. The Board of Directors of Sky Financial has been apprised of the misstatements, their unintentional nature and their impact on previously reported results and will undertake a formal review to determine the effect on the compensation of management. The profitability performance goals were set and the results were evaluated based upon the intended accounting treatment in affect at the time the goals were established. The misstatements would have no impact on the remaining categories in the plan.

•	Whether the misstatement involves the concealment of an unlawful transaction. The misstatements do not involve any unlawful transactions and do not involve an intentional misapplication of GAAP.

Conclusion

Based on the above qualitative and quantitative analysis, management has concluded that the misstatements are not material either on an individual or aggregate basis to Sky Financial’s consolidated financial statements. Accordingly, we do not believe that a revision of previously issued financial statements is required.

APPENDIX A

SKY FINANCIAL GROUP, INC.

Quantitative Analysis of Derivative Errors

Amounts in 000’s

Description	Impact of Recording Correction 06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04	12/31/03
Trust Preferred Swaps
Trust Preferred Swap (fair value)	(1,468)	(1,468)	1,584	3,529	6,790	3,517	5,440	6,161	2,374	8,738	5,207
Change during the quarter income/(expense)		(3,052)	(1,945)	(3,261)	3,273	(1,923)	(721)	3,787	(6,364)	3,531
Net after tax effect	(976)	(2,029)	(1,298)	(2,148)	2,185	(1,306)	(387)	2,532	(4,338)	2,349
FHLB Advances with Conversion Features
Fair value of FHLB Advances w/conversion features	(6,483)	(6,483)	(4,721)	(3,553)	(314)	(2,895)	1,120	3,138	(695)
Change during the quarter - income/(expense)		(1,762)	(1,168)	(3,239)	2,581	(4,015)	(2,018)	3,833	(695)
Net after tax effect	(4,311)	(1,172)	(750)	(2,133)	1,723	(2,728)	(1,336)	2,563	(474)
Cash Flow Hedges Acquired from Metropolitan
Ending OCI Balance			—	(31)	(18)	28	(8)	(109)	(78)	(445)	(338)
Change during the quarter income/(expense)			31	(13)	(46)	36	101	(31)	367	(107)

Total after tax income effect	(5,287)	(3,201)	(2,017)	(4,294)	3,862	(3,998)	(1,622)	5,064	(4,445)	2,242
Total pre tax income effect		(4,814)	(3,065)	(6,520)	5,783	(5,882)	(2,584)	7,573	(6,494)	3,366

	2005	2004	2003
Annual Analysis of Error Correction (After-Tax)
Net Income from Continuing Operations - As Reported	182,191	175,200	152,680
Impact of error correction - after tax income/(expense)	(6,446)	1,239	(2,354)

Net Income from Continuing Operations - As Corrected	175,745	176,439	150,326
Impact of error as a % of income from continuing operations	-3.5%	0.7%	-1.5%
Impact of error as a % of shareholders’ equity	-0.4%	0.1%	-0.2%
Diluted EPS from Cont. Operations - As Reported	1.69	1.74	1.69
Impact of Error Correction	(0.06)	0.01	(0.03)

Diluted EPS from Cont. Operations - As Corrected	1.63	1.76	1.66
Impact of error as a % of EPS from income from cont. operations	-3.5%	0.7%	-1.5%

	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05		12/31/04	09/30/04		06/30/04	03/31/04
Quarterly Analysis of Error Correction (After-Tax)
Net Income from Continuing Operations - As Reported	52,133	50,640	53,341	50,345	47,786	30,719		48,899	46,148		40,201	39,952
Impact of error correction - after tax income/(expense)	(5,287)	(3,201)	(2,017)	(4,294)	3,862	(3,998)		(1,622)	5,064		(4,445)	2,242

Net Income from Continuing Operations - As Corrected	46,846	47,439	51,324	46,051	51,648	26,721		47,277	51,212		35,756	42,194
Impact of error as a % of income from continuing operations	-10.1%	-6.3%	-3.8%	-8.5%	8.1%	-13.0	%{a}	-3.3%	11.0	%{a}	-11.1%	5.6%
Impact of error as a % of shareholders’ equity	-0.3%	-0.2%	-0.1%	-0.3%	0.3%	-0.3%		-0.1%	0.4%		-0.4%	0.2%
Diluted EPS from Cont. Operations - As Reported	0.48	0.46	0.49	0.46	0.45	0.29		0.46	0.43		0.43	0.42
Impact of Error Correction	(0.05)	(0.03)	(0.02)	(0.04)	0.04	(0.04)		(0.02)	0.05		(0.05)	0.02

Diluted EPS from Cont. Operations - As Corrected	0.43	0.43	0.47	0.42	0.48	0.25		0.44	0.48		0.38	0.45
Impact of error as a % of EPS from income from cont. operations	-10.1%	-6.3%	-3.8%	-8.5%	8.1%	-13.0	%{a}	-3.3%	11.0	%{a}	-11.1%	5.6%

Tickmark {a} - 1Q2005 included significant charge-offs that totaled $16.1million (after-tax) related to two large commercial loan and the sale of a portfolio of non-performing mortgage loans and 3Q2004 included merger charges of $2.5 million (after-tax) related to the acquisition of Second National. If the impact of these two items is removed, the impact in the respective quarters would be:

	03/31/05	09/30/04
Net Income from Continuing Operations - As Adjusted	46,857	48,638
Impact of error correction - after tax income/(expense)	(3,998)	5,064

Net Income from Continuing Operations - As Corrected	42,859	53,702
Impact of error as a % of adjusted net income	-8.5%	10.4%

APPENDIX B

The planned disclosure of the impact of the correction of the misstatements in the second quarter 2006 10-Q is as follows (amounts in thousands):

During the second quarter 2006, Sky Financial identified immaterial accounting errors related to certain derivative transactions. The misstatements related to Sky Financials’ interpretation and application of the “shortcut” method of hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Sky Financial determined that these hedges did not qualify for hedge accounting using the “shortcut” method. As a result, changes in the market value of the derivatives should have been recorded through non-interest income with no corresponding offset to the hedged item. Sky Financial evaluated the impact of these errors and concluded that the impact was not material to prior periods, both annual and quarterly periods. Accordingly, an adjustment was recorded in the second quarter to correct the cumulative impact of these errors.

The cumulative impact of these out-of-period adjustments resulted in a charge to non-interest income of $5,287 (net of $2,664 tax), which is included in derivative gains (losses) on swaps in the Consolidated Statements of Income. Of this cumulative adjustment, $3,201 (net of $1,613 tax), relates to the first quarter of 2006 and $2,086 (net of $1,051 tax) relates to periods prior to 2006. In addition, the change in fair values of such interest rate swaps was $                     during the second quarter of 2006, which is also included in derivative gains (losses) on swaps in the Consolidated Statements of Income.

As of June 30, 2006,                      derivatives remained outstanding with a total notional value of $                     million. Effective                     , 2006,                      of the derivatives were designated in the second quarter of 2006 as hedges using the “long haul” method under SFAS No. 133. The hedged items associated with these derivatives consisted of borrowings, which continue to remain outstanding.

APPENDIX C

The impact of the misstatements on Sky Financial’s operating segments is summarized below (amounts in thousands):

Business Segments

		Community Banking	Financial Service Affiliates	Parent and Other	Consolidated Total
2006	Income from continuing operations
1st Qtr	As Reported	47,535	4,467	(1,362)	50,640
	Adjustment	(1,172)	—	(2,029)	(3,201)

	Revised	46,363	4,467	(3,391)	47,439
	% Change	-2.5%		149.0%	-6.3%
	Income from continuing operations
2005	As Reported	178,099	9,890	(5,798)	182,191
	Adjustment	(3,879)	—	(2,567)	(6,446)

	Revised	174,220	9,890	(8,365)	175,745
	% Change	-2.2%		44.3%	-3.5%
	Income from continuing operations
2004	As Reported	164,266	9,774	1,160	175,200
	Adjustment	1,084	—	156	1,240

	Revised	165,350	9,774	1,316	176,440
	% Change	0.7%		13.4%	0.7%
	Income from continuing operations
2003	As Reported	154,290	5,283	(6,893)	152,680
	Adjustment	137	—	(2,491)	(2,354)

	Revised	154,427	5,283	(9,384)	150,326
	% Change	0.1%		36.1%	-1.5%